UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO ______________

COMMISSION FILE NUMBER 333-89756

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ALION SCIENCE AND TECHNOLOGY CORPORATION EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ALION SCIENCE AND TECHNOLOGY CORPORATION

10 West 35th Street Chicago, IL 60616 (312) 567-4000	1750 Tysons Boulevard Suite 1300 McLean, VA 22102 (703) 918-4480

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

ESOP Committee
Alion Science and Technology Corporation
      Employee Ownership, Savings and Investment Plan:

We have audited the financial statements and supplemental schedule of Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the Plan) as of and for the years ended September 30, 2004 and 2003, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit for the year ended September 30, 2004 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
March 28, 2005

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits
September 30, 2004 and 2003

	September 30, 2004					September 30, 2003
		ESOP					ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Assets:
Cash and cash equivalents	$—	1,554,838	—	1,554,838	1,554,838	—	1,246,557	—	1,246,557	1,246,557
Investments:
Alion Science and Technology Corporation common stock	—	67,321,350	—	67,321,350	67,321,350	—	43,855,600	—	43,855,600	43,855,600
Mutual funds	26,846,994	—	—	—	26,846,994	13,955,008	—	—	—	13,955,008

Total investments	26,846,994	68,876,188	—	68,876,188	95,723,182	13,955,008	45,102,157	—	45,102,157	59,057,165

Receivables:
Employer contribution	1,574	—	—	—	1,574	268	—	—	—	268
Participant contributions	1,533	—	—	—	1,533	1,962	—	—	—	1,962
Participant loans	257,232	23,582	—	23,582	280,814	39,117	29,205	—	29,205	68,322

Total receivables	260,339	23,582	—	23,582	283,921	41,347	29,205	—	29,205	70,552

Total assets	27,107,333	68,899,770	—	68,899,770	96,007,103	13,996,355	45,131,362	—	45,131,362	59,127,717

Liabilities:
Stock subscription payable	—	1,554,838	—	1,554,838	1,554,838	—	1,246,557	—	1,246,557	1,246,557

Net assets available for benefits	$27,107,333	67,344,932	—	67,344,932	94,452,265	13,996,355	43,884,805	—	43,884,805	57,881,160

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended September 30, 2004 and September 30, 2003

	Year Ended September 30, 2004					Year Ended September 30, 2003
		ESOP					ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$959,723	16,616,826	—	16,616,826	17,576,549	514,196	13,136,308	—	13,136,308	13,650,504
Interest	62,093	9,679	—	9,679	71,772	106,833	4,105	—	4,105	110,938

Investment income	1,021,816	16,626,505	—	16,626,505	17,648,321	621,029	13,140,413	—	13,140,413	13,761,442

Contributions
Employer contributions	1,512,952	4,338,168	—	4,338,168	5,851,120	1,098,787	3,057,654	1,019	3,058,673	4,157,460
Participant contributions	6,895,562	2,766,939	—	2,766,939	9,662,501	4,464,135	1,755,635	—	1,755,635	6,219,770
Rollovers	3,330,861	716,569	—	716,569	4,047,430	7,223,923	25,937,949	—	25,937,949	33,161,872
Transfers between plan components	1,533	575,710	—	575,710	577,243	—	—	—	—	—
Transfer of merged plan assets	1,689,717	—	—	—	1,689,717	729,116	51,566	—	51,566	780,682

Total additions	14,452,441	25,023,891	—	25,023,891	39,476,332	14,136,990	43,943,217	1,019	43,944,236	58,081,226

Deductions to net assets attributable to:
Benefits paid to participants	764,445	1,562,231	—	1,562,231	2,326,676	141,935	58,412	—	58,412	200,347
Repayment of loan to Company	—	—	—	—	—	—	—	1,000	1,000	1,000
Fees (short-term trading)	1,308	—	—	—	1,308	—	—	—	—	—
Transfer between components	575,710	1,533	—	1,533	577,243	—	—	—	—	—

Total deductions	1,341,463	1,563,764	—	1,563,764	2,905,227	141,935	58,412	1,000	59,412	201,347

Increase in net assets available for benefits	13,110,978	23,460,127	—	23,460,127	36,571,105	13,995,055	43,884,805	19	43,884,824	57,879,879
Net assets available for benefits:
Beginning of period	13,996,355	43,884,805	—	43,884,805	57,881,160	1,300	—	(19)	(19)	1,281

End of period	$27,107,333	67,344,932	—	67,344,932	94,452,265	13,996,355	43,884,805	—	43,884,805	57,881,160

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

(1)	Plan Description

The following is a general description of Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (formerly known as Beagle Holdings, Inc. ESOP and 401(k) Plan and then as Beagle Holdings, Inc. Employee Ownership, Savings and Investment Plan) (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan for a more complete description of its provisions.

(a)	General

Alion Science and Technology Corporation (formerly known as Beagle Holdings, Inc.) (the Plan Sponsor, Alion or the Company) established the Plan effective as of December 19, 2001. The Plan was subsequently amended and restated on June 4, 2002 and again on September 30, 2002. The Company adopted the First, Second, Third, Fourth, Fifth, Sixth, Seventh, Eighth and Ninth Amendments to the Plan on March 20, 2003, March 27, 2003, May 19, 2003, June 18, 2003, September 30, 2003, October 31, 2003, December 23, 2003, March 25, 2004, and May 28, 2004, respectively.

In October 2001, the Company, a for-profit S corporation, was incorporated in the state of Delaware for the purpose of purchasing substantially all of the assets and assuming certain liabilities of IIT Research Institute (IITRI), with the exception of those assets and liabilities associated with IITRI’s Life Sciences Operation (the Transaction). The Transaction was completed on December 20, 2002.

The Plan operates as a tax exempt employee stock ownership plan (ESOP) with a 401(k) component (401(k)) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The Plan is administered by the ESOP Committee, which is comprised of seven persons appointed by the chief executive officer of the Company. As of September 30, 2004, two trusts had been established to hold Plan assets. State Street Bank & Trust Company is the trustee for the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Trust (the ESOP Trust), which holds legal title to the shares of Company common stock in the ESOP component of the Plan. Principal Financial Group is the record keeper for the ESOP. The ESOP Committee is the trustee for the 401(k) component of the Plan. On December 20, 2002, Fidelity Investments (Fidelity) was selected as record keeper and custodian for the 401(k) component of the Plan.

(b)	Eligibility

Employees hired by the Company in conjunction with the Transaction were immediately eligible to participate in the Plan and receive Company contributions. Employees hired after the Transaction are immediately eligible to make employee contributions to the Plan and become eligible to receive employer contributions after one year of employment. The number of employees participating in the Plan totaled 2,244 and 1,990 at September 30, 2004 and 2003, respectively.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

(c)	Contributions

Participants may elect to contribute up to 60% of their eligible compensation to the Plan, subject to statutory annual maximum limits which are adjusted each year for increases in the cost of living as provided in applicable IRC regulations. The annual limitations apply to all of a participant’s salary reduction contributions and similar contributions under this and other plans. A participant may not contribute more than 7% of his or her eligible compensation to the ESOP component of the Plan.

The Company makes a matching contribution of 100% of the first 3% and 50% of the next 2% of the eligible compensation contributed by each participant. The Company also makes a retirement plan contribution of 2.5% of each participant’s eligible compensation consisting of 1% (not participant directed) in stock and 1.5% (participant directed) in cash. The Company may also make an annual discretionary contribution to the Plan. Each plan year, the Company determines what portion of its profits, if any, it will contribute to the Plan. The Company did not make a discretionary contribution for the plan years ended September 30, 2004, or 2003. During the 2004 plan year, Company contributions of $5,851,120 included $4,338,168 in shares of common stock of the Company and $1,512,952 in cash. During the 2003 plan year, Company contributions of $4,157,460 included $3,058,673 in shares of common stock of the Company and $1,098,787 in cash.

(d)	Participant Accounts

The ESOP Committee, as of each valuation date, allocates earnings (losses) in the ESOP component of the Plan to participant accounts so that the total of all participant account balances equals the fair market value of the ESOP trust fund as of each respective valuation date.

Each participant’s 401(k) account is credited with the participant’s contributions, the Company’s contributions, the participant’s share of plan earnings (losses) and appreciation (depreciation) from investment of such contributions, less administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Voting Rights

On matters involving the approval or disapproval of any Company merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of the assets of the Company, tender offer for, or other offer to purchase, the shares of the Company common stock held in the ESOP component of the Plan or other such transactions prescribed by applicable regulation, each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to the participant’s ESOP account. In all such cases, the ESOP Trustee is required to notify the participants of such voting rights prior to the time that such rights are to be exercised. The ESOP Trustee is to vote for any allocated shares for which participant instructions have not been received and any unallocated shares in accordance with ESOP Committee instructions. In all other circumstances, and except as limited by its fiduciary duties, the ESOP Trustee is to vote all shares of Company common stock as directed by the ESOP Committee.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

(f)	Vesting

Each eligible participant has immediate, fully vested rights in all employee contributions, rollover contributions and Company-matching contributions. Other Company retirement plan contributions to the Plan, and the earnings on such contributions, vest over a five-year period as follows:

•	25% vests after two years of service;

•	50% vests after three years of service;

•	75% vests after four years of service; and

•	100% vests after five years of service.

(g)	Investment Options

The Plan provides for various investments in mutual funds and Company common stock. As of September 30, 2004, there were 23 non-ESOP investment options available through Fidelity. The Plan uses the State Street Global Advisors Short-Term Investment Fund as the short-term investment option for the ESOP component of the Plan to hold contributions until the ESOP Trustee can purchase common stock of the Company. All contributions and earnings (losses) for the ESOP component of the Plan are used to purchase shares of common stock of the Company. Participants are allowed to choose from the following mutual funds for the non-ESOP component of the Plan:

Fidelity Magellan

This fund invests primarily in common stocks of domestic and foreign issuers in either growth stocks or value stocks or both. The fund uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity Equity Income

This fund normally invests at least 80% of assets in equity securities primarily in income-producing equity securities, which tends to lead to investments in large-cap value stocks. The fund may invest in other types of equity securities and debt securities, including lower-quality debt securities of domestic and foreign issuers.

Fidelity Growth Company

This fund invests primarily in common stocks of domestic and foreign issuers that Fidelity Management & Research Company (FMR) believes offer the potential for above-average growth. Growth may be measured by factors such as earnings or revenue. FMR uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity Investment Grade Bond

FMR normally invests at least 80% of this fund’s assets in investment-grade debt securities of all types and repurchase agreements for those securities. FMR allocates assets across different market sectors and maturities. FMR analyzes a security’s structural features and current pricing, trading opportunities, and the credit quality of its issuer to select investments.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

Fidelity Capital & Income

This fund invests mainly in equity and debt securities, including defaulted securities, with an emphasis on lower-quality debt securities. The fund invests in companies in troubled or uncertain financial condition and in domestic and foreign issuers.

Fidelity New Millennium

This fund invests primarily in common stocks of domestic and foreign issuers in either growth stocks or value stocks or both. FMR focuses on identifying industries and companies that will benefit from social and economic change by examining social attitudes, legislative actions, economic plans, product innovation, demographics and other factors, which can lead to investments in small and medium-sized companies.

Fidelity Low-Priced Stock

This fund normally invests at least 80% of assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies. The fund may invest in stocks not considered low-priced. The fund may invest in domestic and foreign issuers in either growth or value stocks or both.

Fidelity Diversified International

This fund normally invests in non-U.S. securities, primarily in common stocks. FMR allocates investments across countries and regions considering size of the market in each country and region relative to size of the international market as a whole.

Fidelity Dividend Growth

This fund normally invests at least 80% of assets in equity securities, primarily in domestic and foreign issuers that FMR believes have the potential to pay dividends in the future.

Fidelity Freedom Income

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2000

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expected to retire around the year 2000. Having met its target date, Freedom 2000 will continue to become more conservative for 5-10 years, until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2005

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expected to retire around the year 2005. Having met its target date, Freedom 2005 will continue

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

to become more conservative for 5-10 years, until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2010

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2010. Once it meets its target date, Freedom 2010 will become more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2015

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2015. Once it meets its target date, Freedom 2015 will become more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2020

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2020. Once it meets its target date, Freedom 2020 will become more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2025

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2025. Once it meets its target date, Freedom 2025 will become more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2030

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2030. Once it meets its target date, Freedom 2030 continues becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2035

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2035. Once it meets its target date, Freedom 2035 will become more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

Fidelity Freedom 2040

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2040. Once it meets its target date, Freedom 2040 will become more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Retirement Government Money Market

This fund normally invests at least 80% of assets in U.S. Government securities, repurchase agreements for those securities and reverse repurchase agreements. FMR complies with industry standard requirements for money market funds regarding quality, maturity, and diversification of the fund’s investments.

Spartan U.S. Equity Index

This fund normally invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States. FMR uses statistical sampling techniques based on such factors as capitalization, industry exposures, dividend yield, price/earnings ratio, price/book ratio, and earnings growth to select investments for the fund. The fund may also lend securities to earn income for the fund.

Fidelity U.S. Bond Index

This fund normally invests at least 80% of assets in bonds included in the Lehman Brothers Aggregate Bond Index. FMR uses statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure and credit quality to select investments. FMR may also use other investment techniques discussed under the Investment Details section of the prospectus to increase or decrease the fund’s exposure to changing security prices or other factors that affect security values.

Royce Low-Priced Stock

The fund invests in both small and micro-cap companies that are trading for less than $25 per share at the time of purchase. “Low-priced” securities generally do not draw substantial interest from institutional investors, are often not well known and can be difficult to buy and sell. These are precisely the conditions that create opportunities to find stocks trading significantly below the fund’s estimate of current worth. While low-priced stocks are higher in risk than the stocks of many larger, more established companies, the fund believes that there is a potential for higher reward commensurate with the higher level of risk. Investments in small companies may involve greater risk than those in larger, better-known companies. Share price, yield and return will vary.

(h)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. A participant may have no more than two loans outstanding at any time. All loans are amortized over a period not to exceed five years, except for loans to purchase or construct a primary residence which are permitted to be repaid over a maximum of fifteen years. Each participant loan is secured by the

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

balance in the participant’s account and bears interest at a rate equal to the prime rate published in The Wall Street Journal on the first business day in each calendar quarter, including loans made at any time during each respective calendar quarter. Principal and interest are paid ratably through payroll deductions.

(i)	Payment of Benefits

Non-ESOP Component

For any event that may result in a distribution of benefits, a participant’s benefit is distributed in a single, lump sum payment in cash and is recorded when paid.

ESOP Component

Distributions from the ESOP component of the Plan are made in the form of shares of common stock of the Company that must be immediately sold back to the Company.

The Company is legally obligated to repurchase shares of the Company’s common stock from terminating participants subject to specific rules regarding distributions.

Distributions of benefits as a result of retirement, death, and/or disability are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:

a.	the first valuation of the Company’s common stock following the participant’s retirement, death, and/or disability, or

b.	one year after the end of the Plan year in which the participant’s death, disability or retirement occurs.

In general, distributions of benefits as a result of resignation, dismissal, or layoff are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:

a.	the sixth Plan year following the participant’s resignation, dismissal, or layoff, or

b.	the first valuation of the Company’s common stock following the participant’s sixty-fifth birthday.

(j)	Special Price Protection

Initial participants who were 55 years of age or older as of December 31, 2002 and who request a distribution at any time prior to January 1, 2008 due to the participant’s death or disability, or separation from service on or after reaching age 60, have the right to require the Company to purchase the stock allocated to their accounts at a price per share that is equal to the greater of:

a.	$10.00, or

b.	the then-current fair market value of a share of the Company’s common stock.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

The special price protection provisions only apply to shares of Company common stock purchased in conjunction with the Transaction.

(k)	Diversification

Participants close to retirement have the opportunity to move part of the value of their investment in Company common stock into investments which are more diversified.

Any participant who is at least age 55 with 10 or more years of participation in the Plan may elect to diversify a portion of his or her ESOP account to other investment options. In each of the first five years thereafter, a participant may diversify up to 25% of the shares allocated to his or her ESOP account, less any shares previously diversified. In the sixth year, the percentage increases to 50%. Years of participation in the IITRI 401(a) and 403(b) plans before transfers to the ESOP do not count for purposes of diversification eligibility. Years of participation in the Human Factors Applications, Inc. Profit Sharing & 401(k) Plan and Innovative Technology Solutions Corporation 401(k) Profit Sharing Plan and Trust are counted for purposes of diversification.

(l)	Special Diversification

Beginning on October 1, 2007, and then in the first quarter of each year thereafter, all participants hired by the Company in conjunction with the Transaction will be permitted to diversify 10% of their ESOP account balance provided any such diversification does not violate any loan covenants in effect at the time.

Participants hired after the Transaction are eligible for this diversification feature following five years of service with the Company.

(m)	Forfeitures

Effective October 1, 2003, all non-vested account balances of terminated participants will be used to reduce future Company contributions or to pay administrative expenses.

Forfeitures of non-ESOP account balances of $12,377 for terminated participants were used to reduce future Company contributions to the non-ESOP component of the Plan during the year ended September 30, 2004. Forfeitures of ESOP account balances of $68,992 for terminated participants were used to reduce future Company contributions to the ESOP component of the Plan during the year ended September 30, 2004. Non-vested ESOP account balances of $890 for terminated participants were reallocated to existing participants during the year ended September 30, 2003. Forfeitures of non-ESOP account balances of $1,789 for terminated participants were not reallocated.

(n)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Investment Valuation and Income Recognition

The shares of common stock of the Company are valued semi-annually as of March 31 and September 30. The ESOP Trustee determines the estimated fair value of the Company’s common stock for all purposes under the Plan based upon a valuation performed by an independent appraiser. Quoted market prices are used to value the mutual funds. Participant loans are stated at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c)	Administration of Plan Assets

The Plan’s assets, which consist of Company common stock, mutual funds and a contribution receivable, are held by the ESOP Trustee, State Street Bank & Trust Company, and the record keeper and custodian of the non-ESOP component, Fidelity Investments. Certain administrative functions are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan. Administrative and trustee expenses are to be paid by the Plan. However, the Company may pay for administrative and trustee expenses at its own discretion. For the years ended September 30, 2004 and 2003, all administrative and trustee expenses were paid by the Company.

(3)	Investments

The fair values of the investments representing five percent or more of the Plan’s net assets at September 30, 2004 and 2003 were as follows:

	2004	2003
Alion Science and Technology Corporation common stock	$67,321,350	43,885,600
Fidelity Retirement Government Money Market	7,129,150	6,634,216

Total	$74,450,500	50,519,816

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the years ended September 30, 2004 and 2003 as follows:

	2004	2003
Mutual funds	$959,723	514,196
Alion Science and Technology Corporation common stock	16,616,826	13,136,308

	$17,576,549	13,650,504

The Plan’s investment in Company common stock has been delineated as follows:

	2004	2003
Alion Science and Technology Corporation common stock — number of shares	3,376,196	2,981,346

Cost	$38,101,276	30,729,244

Fair value	$67,321,350	43,855,600

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	September 30,
	2004	2003
Net Assets — Alion Science and Technology Corporation common stock	$67,321,350	$43,855,600

	Year Ended September 30,
	2004	2003
Changes in Net Assets:
Contributions	$7,105,107	4,814,308
Rollovers	716,569	25,937,949
Transfer between plan components	574,177	51,566
Interest	9,679	4,105
Net appreciation	16,616,826	13,136,308
Repayment of plan loan	—	(1,000)
Benefits paid to participants	(1,562,231)	(58,412)

	$23,460,127	43,884,824

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
September 30, 2004 and 2003

(4)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 11, 2003, that the Plan as amended through the Fourth Amendment, and the related trusts are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On July 23, 2004, the Company submitted a new application to the IRS for a determination letter covering amendments that had been adopted since the Company received its existing determination letter.

(5)	Related-party Transactions

The Plan holds Company common stock. As the Company is the employer and plan sponsor, any transactions in its common stock qualify as party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the record keeper and custodian for the non-ESOP component of the Plan and, therefore, transactions in Fidelity mutual funds qualify as party-in-interest transactions.

(6)	Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, and the Company’s common stock. In general, such investment securities are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)	Plan Merger

The Innovative Technology Solutions Corporation 401(k) Profit Sharing Plan and Trust was merged with the Plan on December 31, 2003. As a result of the merger, $1,689,717 in cash and other assets was transferred into the Plan.

(8)	Acquisitions

The Company acquired Innovative Technology Solutions Corporation (ITSC) on November 1, 2003. Employees of ITSC on October 31, 2003, who became employees of the Company on November 1, 2003, receive credit for their service with ITSC with respect to Company retirement plan and matching contributions, as well as vesting. The Company acquired Identix Public Sector, Inc. (IPS) on February 13, 2004. Employees of IPS on February 13, 2004, who became employees of the Company on February 14, 2004, receive credit for their service with IPS with respect to Company retirement plan and matching contributions, as well as vesting.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
September 30, 2004

	(b)	(c)
	Identity of	Description of investments,		(e)
(a)	issuer/borrower,	including maturity date, rate	(d)	Current
Notes	lessor, or similar party	of interest, collateral, par, or maturity value	Cost	value
(1)	State Street Global Advisors Short Term Investment Fund	Short-term investment fund, 1,554,838 shares	$1,554,838	$1,554,838

(1)	Alion Science and Technology Corporation*	Common stock, 3,376,196.0811 shares	38,101,276	67,321,350
	Fidelity Management Trust Company Mutual Funds:
(1)	Fidelity Magellan	Mutual fund	(2)	1,437,355
(1)	Fidelity Equity Income	Mutual fund	(2)	1,692,800
(1)	Fidelity Growth Company	Mutual fund	(2)	1,397,164
(1)	Fidelity Investment Grade Bond	Mutual fund	(2)	951,739
(1)	Fidelity Capital & Income	Mutual fund	(2)	524,754
(1)	Fidelity New Millenium	Mutual fund	(2)	1,436,082
(1)	Fidelity Low-Priced Stock	Mutual fund	(2)	3,654,679
(1)	Fidelity Diversified International	Mutual fund	(2)	1,318,403
(1)	Fidelity Dividend Growth	Mutual fund	(2)	1,538,938
(1)	Fidelity Freedom Income	Mutual fund	(2)	349,108
(1)	Fidelity Freedom 2000	Mutual fund	(2)	236,666
(1)	Fidelity Freedom 2010	Mutual fund	(2)	864,483
(1)	Fidelity Freedom 2020	Mutual fund	(2)	798,508
(1)	Fideilty Freedom 2030	Mutual fund	(2)	353,453
(1)	Fidelity Retirement Government Money Market	Mutual fund	(2)	7,129,150
(1)	Spartan U.S. Equity Index	Mutual fund	(2)	997,751
(1)	Fidelity U.S. Bond Index	Mutual fund	(2)	2,007,026
(1)	Fidelity Freedom 2040	Mutual fund	(2)	122,045
(1)	Fidelity Freedom 2015	Mutual fund	(2)	17,198
(1)	Fidelity Freedom 2035	Mutual fund	(2)	5,357
	Royce Low-Priced Stock	Mutual fund	(2)	14,335
	Participant loans	38 loans (interest rates ranging from 4.08% to 4.34% and maturing through 2013)	—	280,814

				$96,003,996

(1)	Represents party-in-interest.

(2)	Cost information ommitted for participant-directed investments

See report of independent registered public accounting firm.

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ALION SCIENCE AND TECHNOLOGY
CORPORATION EMPLOYEE OWNERSHIP,
SAVINGS AND INVESTMENT PLAN

By: /s/ John M. Hughes

Date: March 28, 2005

Name: John M. Hughes
Title: Chief Financial Officer

Item 8. Exhibit

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm